SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE TWO HUNDREDTH AND TWELFTH

ORDINARY BOARD OF DIRECTORS’ MEETING

Held on March 17, 2021, at 8:30 am, in which the members of the Company’s Board of Directors discussed the matters on the Agenda. Mr. Marcel Martins Malczewski, Chairman of the Presiding Board, welcomed the attending members and invited me, Denise Teixeira Gomes, to act as secretary of the meeting and be responsible for signing the minutes that will be sent to the Commercial Board of Paraná. The board members attending by videoconference were Mrs. Leila Abraham Loria, Mrs. Olga Stankevicius Colpo, Mr. Marco Antônio Barbosa Cândido, Mr. Carlos Biedermann, Mr. Gustavo Bonini Guedes and Mr. Luiz Claudio Maia Vieira. All members sitting members of the Fiscal Council also attended the meeting for items 1 to 4. Finally, it was informed that the Statutory Audit Committee held its 232nd Meeting simultaneously with the Board of Directors, specifically in items 1 to 5, with record of the discussions and deliberations in specific minutes. Agenda: Item 1. To resolve on the Executive Board's Proposal for the Allocation of Interim Dividends based on the Profit Retention Reserve of Previous Years. Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, along with his team, in line with the Dividend Policy approved on January 20, 2021, presented a proposal for the distribution of interim dividends from the balance of retained earnings for the unpaid amounts of years, totaling R$1,507,448,948.14 (one billion, five hundred and seven million, four hundred and forty-eight thousand, nine hundred and forty-eight reais and fourteen centavos), of which R$134,192,338.44 (one hundred and thirty-four million, one hundred and ninety-two thousand, three hundred and thirty-eight reais and forty-four centavos), as Interest on Equity, which will be paid to shareholders with shares held on March 31, 2021, net of withholding IRRF taxes. Subsequently, the Statutory Audit Committee was heard, which, at its 232nd Board Meeting, held on March 17, 2021, recommended the approval of this matter. After reviewing the available documents, which is under the custody of the Corporate Governance Department, clarifications were provided and, considering the favorable recommendation issued by the Executive Board at its 2439th Meeting, held on March 15, 2021, and the favorable recommendation from the Statutory Audit Committee, as previously mentioned, in accordance with the Dividend Policy approved on 20.01.2021, the Board of Directors resolved to unanimously: a) approve the Executive Board’s Proposal for the Allocation of Interim Dividends from the Profit Retention Reserve of Previous Years, in the aforementioned form; and b) that the above payment is partially paid by the end of April 2021, in a total sum of up to R$1,250,000,000.00 (one billion, two hundred and fifty million reais), and the remaining balance paid by the end of June 2021. Item 2. To resolve on the Annual Management Report, the Balance Sheet and the other Financial Statements for fiscal year 2020 (Consolidated). In continuity to what was presented at the 200th Extraordinary Board of Directors’ Meeting, held on March 10, 2021, the Board of Directors examined the final versions of the Annual Management Report, Balance Sheet and Financial Statements for the year 2020, which were presented by Mr. Adriano Rudek de Moura, Director of Finance and Investor Relations, and by Mr. Ronaldo Bosco Soares, Accounting Superintendent, who showed the results of the fiscal year 2020 compared to 2019 and its

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main variations, reported the highlights and what has changed since the preliminary assessment of the topic, presented updated information on the actions of the Management regarding the offsetting of PIS / COFINS credits on a lawsuit that excluded ICMS from the calculation basis of contributions and on the public hearing initiated by the National Electric Energy Agency - Aneel aimed at discussing how to return tax credits to consumers, emphasizing that Management intends to act to safeguard its rights if any any act other than the deliberate one harms the interests of the Company, in relation to the Sector Regulatory Agency or the Judiciary. They highlighted that, according to CVM Instruction 480/2009, the Executive Board signed a statement in which it agreed with the final version of the Financial Statements for 2020, already considering the reviews and suggestions made by the independent audit, as well as, in this same statement, agreed with the opinion to be issued by the independent audit on this date. Subsequently, Mr. Fernando de Souza Leite, representative of Deloitte Touche Tohmatsu Limited - Deloitte, was heard. Mr. Leite provided information regarding internal controls, key audit matters and a draft of the independent audit report (Independent Auditor's Report for the Parent Company and Consolidated Financial Statements for the Year ended on December 31, 2020), which will be signed on this date, without reservations, after this Board of Directors’ meeting is concluded. Then, the Statutory Audit Committee - CAE was heard, which recommended the approval of the matter under analysis After providing clarifications deemed necessary and based on: a) the work carried out during the year and the information presented; b) the analyzes carried out and clarifications for the internal controls provided by the Company’s Management and Deloitte Touche Tohmatsu Limited, the Company’s Independent Auditor; c) the Report on the Parent Company and Consolidated Financial Statements, issued by Deloitte without reservations; d) the favorable recommendation issued by the Executive Board at its 2439th Meeting, held on March 15, 2021; and e) the favorable recommendation issued by the Members of the Statutory Audit Committee, as noed above, the Board of Directors stated that it was not aware of any fact or evidence that is not reflected in the documents presented and unanimously approved the Annual Management Report, the Balance Sheet and the other Financial Statements for fiscal year 2020 and its submission to the Fiscal Council and the General Shareholders' Meeting, which was convened to be held on April 29, 2021, for appreciation and final resolution, in addition to its filing with the Brazilian Securities and Exchange Commission (CVM), the Securities and Exchange Commission (SEC) of the New York Stock Exchange, and Madrid and São Paulo Stock Exchanges. Item 3. To resolve on the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2020 and Payment of Profit Sharing Related to the Integration of Capital and Labor and Incentive to Productivity. In continuity to what was presented at the 200th Extraordinary Board of Directors’ Meeting held on March 10. Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, and Mr. Ronaldo Bosco Soares, Accounting Superintendent, presented the Board of Directors the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2020 and Payment of Profit Sharing Related to the Integration of Capital and Labor and Incentive to Productivity, as follows: THE EXECUTIVE BOARD’S PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE FISCAL YEAR 2020 AND PAYMENT OF PROFIT SHARING RELATED TO THE INTEGRATION OF CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY: Mr. Chairman of the Board of Directors of Companhia Paranaense de Energia - Copel: In compliance with the provisions of article 192 of Law 6,404, dated December 15, 1976, and other legal and statutory provisions in force, we present this Board, for deliberation at the 66th Annual General Meeting, after hearing the Fiscal Council, the proposals set forth below. I. ALLOCATION OF NET INCOME: Of the net income for the 2020 fiscal year, calculated in accordance with corporate

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law, in the amount of R$ 3,904,203,695.86 (three billion, nine hundred and four million, two hundred and three thousand, six hundred and ninety-five reais and eighty-six centavos), the Executive Board proposes the following: a) R$195,210,184.79 (one hundred and ninety-five million, two hundred and ten thousand, one hundred and eighty-four reais and seventy and nine centavos), corresponding to 5% of net income, as legal reserve, pursuant to article 193 of Law 6,404, of December 15, 1976, and article 87, paragraph 2, item II, of the Bylaws; b) R$807,500,000.00 (eight hundred and seven million and five hundred thousand reais) as interest on equity, as a partial replacement of the minimum mandatory dividends, pursuant to article 202 of Law 6,404, of December 15, 1976, article 9, paragraph 7, of Law 9,249, of December 26, 1995, and article 88 of the Company's Bylaws; c) R$781,331.33 (seven hundred and eighty-one thousand, three hundred and thirty-one reais and thirty-three centavos) as complementary dividends to shareholders of PNA shares, which were declared and paid, as decided at the 260th Board of Directors’ Meeting, held on September 16, 2020; d) R$210,275,576.76 (two hundred and ten million, two hundred and seventy-five thousand, five hundred and seventy-six reais and seventy-six centavos) as dividends in addition to the mandatory minimum amounts, pursuant to article 202 of Law 6,404, of December 15, 1976, article 9, paragraph 7, of Law 9,249, of December 26, 1995 and in article 88 of the Company’s Bylaws, as well as the rules established by CVM Resolution 683, of August 30, 2012, and by ICPC Technical Interpretation 08 (R1) of the Accounting Pronouncements Committee, which addresses the accounting of the proposed dividend payment; ·According to legal and statutory provisions in force, shareholders are entitled to receive dividends in an amount no less than 25% of the adjusted net income, calculated as net income for the year minus the amounts allocated for the legal reserve. However, the aforementioned calculation base was adjusted to the equity valuation according to item 28 of ICPC10, in such a way that it canceled the negative effect to the net income of the year caused by the increase in depreciation expenses, resulting from the adoption of the accounting standards established by said instruction, as well as Accounting Pronouncement CPC27 - Property, Plant and Equipment, which totaled, net of income tax and social contributions, R$59,628,859.28 (fifty-nine million, six hundred and twenty-eight thousand, eight hundred and fifty-nine reais and twenty-eight centavos) in 2020. Therefore, the amounts for the calculation base and the minimum mandatory dividends are R$3,768,622,370.35 (three billion, seven hundred and sixty-eight million, six hundred and twenty-two thousand, three hundred and seventy reais and thirty-five centavos) and R$942,155,592.59 (nine hundred and forty-two million, one hundred and fifty-five thousand, five hundred and ninety-two reais and fifty-nine centavos), respectively. ·CVM Resolution 683, August 30, 2012, approved and made mandatory, for publicly held companies, the application of Technical Interpretation ICPC 08 (R1), issued by the Accounting Pronouncements Committee (CPC), which establishes the accounting rules for proposed dividend payments. According to said legal basis, proposed interest on equity can only be included as minimum mandatory dividends at an amount that is net of withholding income tax, which is taxed at a 15% (fifteen percent) rate for this type of income. However, for interest on equity paid to exempt shareholders, there is no such incidence of withholding taxes. The amount of withholding taxes for shareholders who are subject to taxation, was R$76,401,315.50 (seventy-six million, four hundred and one thousand, three hundred and fifteen reais and fifty centavos), resulting in an effective tax rate of 9.46% (nine and forty-six hundredths percent) for the 2020 fiscal year. Therefore, the proposed interest on equity payable, in the gross amount of R$807,500,000.00 (eight hundred and seven million and five hundred thousand reais), will result in a net payment of R$731,098,684.50 (seven hundred and thirty-one million, ninety-eight thousand, six hundred and eighty-four reais and fifty centavos) to shareholders, of which, added to the R$781,331.33 (seven

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hundred and eighty-one thousand, three hundred and thirty-one reais and thirty-three centavos), proposed as complementary dividends, declared and paid to the shareholders of PNA shares, and the R$210,275,576.76 (two hundred and ten million, two hundred and seventy-five thousand, five hundred and seventy-six reais and seventy-six centavos), proposed as complementary dividends to the mandatory minimum amounts, total remuneration, net of withholding tax, was R$942,155,592.59 (nine hundred and forty-two million, one hundred and fifty-five thousand, five hundred and ninety-two reais and fifty-nine centavos) corresponding to the minimum statutory dividends; e) R$2,750,065,462.26 (two billion, seven hundred and fifty million, sixty-five thousand, four hundred and sixty-two reais and twenty-six centavos) was for the constitution of profit retention reserve, which serves the purpose of ensuring the Company's investment program, as established in article 196 of Law 6,404, of December 15, 1976, and article 87, paragraph 2, item IV, of the Company’s Bylaws. ·The profit retention reserve corresponds to the sum of the remaining net income balance for the year, after the constitution of the legal reserve, after equity valuation adjustments and minus the proposed interest on equity and dividends to shareholders. Below is a statement of the changes that occurred in the “retained earnings” account, including the alllocation proposed herein: Equity changes: Net income for the 2020 fiscal year: R$3,904,203,695.86; ( - ) Legal reserve (5% of net income for the period): R$195,210,184.79; = Adjusted Net Income: R$3,708,993,511.07; ( + ) Equity valuation adjustments - net of taxes: R$59,628,859.28; = Calculation basis for mandatory minimum dividends: R$3,768,622,370.35; ( - ) Interest on equity - gross amount: R$807,500,000.00; ( - ) Complementary dividends (PNA shares): R$781,331.33; ( - ) Complementary dividends to the mandatory minimum: R$210,275,576.76; ( - ) Retained profits reserve: R$2,750,065,462.26. The financial statements for the year 2020 reflect the effects of the accounting records for the allocations previously specified, based on the assumption that they will be approved by the 66th Annual General Meeting, as established in article 176, paragraph 3, of Law 6,404, of December 15, 1976. I.1. PROFIT SHARING RELATED TO THE INTEGRATION OF CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY: Federal Law 10,101, of December 19, 2000, State Law 16,560, of September 8, 2010 and State Decree 1978, of December 20, 2007 regulates employee profit sharing in the Company's profits, as an integration instrument of capital and labor and as an incentive to productivity, pursuant to article 7, item XI, of the Federal Constitution. In compliance with the aforementioned legislation, the Executive Board proposes the distribution, as means of profit sharing, in the amount of R$420,004,161.37 (four hundred and twenty million, four thousand, one hundred and sixty-one reais and thirty-seven centavos) to be paid by the Parent Company and the wholly owned subsidiaries to their employees. Said profit sharing has been provisioned in the "personnel expenses" line of the financial statements for the 2020 fiscal year, in accordance with item 26.2 of the CVM Official Letter SNC/SEP 1, of February 14, 2007. In our opinion, these proposals comply with current legal and statutory provisions and the Company's interests, therefore, should be fully approved by the Board of Directors, the Fiscal Council and the Annual General Meeting. Curitiba, March 15, 2021. DANIEL PIMENTEL SLAVIERO - Chief Executive Officer; ANA LETÍCIA FELLER - Business Management Officer; ADRIANO RUDEK DE MOURA - Chief Financial and Investor Relations Officer; VICENTE LOIÁCONO NETO - Governance, Risk and Compliance Officer; EDUARDO VIEIRA DE SOUZA BARBOSA - Legal and Institutional Relations Officer; CASSIO SANTANA DA SILVA - Business Development Officer. Subsequently, the Statutory Audit Committee was heard, which, at its 232nd Board Meeting, held on March 17, 2021, recommended the approval of this matter. After reviewing the available documents, which is under the custody of the Corporate Governance Department, clarifications were

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provided and, considering the favorable recommendation issued by the Executive Board at its 2439th Meeting, held on March 15, 2021, and the favorable recommendation from the Statutory Audit Committee, as previously mentioned, the Board of Directors resolved to unanimously approve: the Executive Board’s Proposal for the Allocation of Net Income for the 2020 Fiscal Year and the provision for the payment of Profit Sharing Related to the Integration of Capital and Labor and Incentive to Productivity, which shall be submitted to the Fiscal Council and the Annual General Meeting, which was convened to be held on April 29, 2021 for its appreciation and final resolution. Item 4. To resolve on the technical projection study for the realization of deferred taxes. Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, jointly with Mr. Ronaldo Bosco Soares, Accounting Superintendent, presented the outcome of a technical study to the projection of deferred taxes, according to the expected future taxable income. He informed that the referred studies are based on the Company's projected results. He also informed that the study carried out proves the existence of an expected future taxable income that is enough to execute the deferred taxes recorded in the Financial Statements for the 2020 fiscal year, except for the amount of R$134 million from UEG Araucária S.A. - UEGA. Finally, he informed that the study must be approved by the Company's management bodies when the Financial Statements for the 2020 fiscal year are approved. Subsequently, the Statutory Audit Committee was heard, which, at its 232nd Board Meeting, held on March 17, 2021, recommended the approval of this matter. After reviewing the available documents, which is under the custody of the Corporate Governance Department, clarifications were provided and, considering the favorable recommendation issued by the Executive Board at its 2439th Meeting, held on March 15, 2021, and the examination of the matter carried out by the Fiscal Council on March 17, 2021 and by the Statutory Audit Committee on March 17, 2021, the Board of Directors resolved to unanimously approve the technical projection study for the realization of deferred taxes. Item 5. To resolve on the Annual Report of the Statutory Audit Committee for 2020. The Executive Board examined the final version of the Annual Report of the Statutory Audit Committee in 2020, prepared with the objective of demonstrating the work carried out by the members of the Committee during the year, to show that the Company met the legal requirements and current regulations, reinforcing its image in compliance issues and the good governance practices developed by Copel's Senior Management. The members of the Statutory Audit Committee were heard and stated that the report reflects the Committee’s performance in 2020, illustrating that the works are in accordance with the Committee’s plans and the activities carried out by its Members throughout the year. In view of the above, the Board of Directors unanimously approved the Statutory Audit Committee Report for 2020 and claimed to have followed the Committee’s work through its periodic reports. The final version approved by this Committee is attached to these minutes and will be available to the Board of Directors and the Fiscal Council for at least 05 (five) years from its conclusion, as established in the Charters of the Statutory Audit Committee. Item 6. To resolve on the UNITs Stock Conversion and Formation Program. Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented the proposal for the 1st Share Conversion Program and Formation of Share Deposit Certificates (UNITs), highlighting the main rules, procedures and conditions, attention points and definitions regarding its implementation. The Board of Directors, after analyzing and discussing the matter, of which its details are available in the documents under the custody at the Corporate Governance Department, and considering the recommendation in favor issued by the Executive Board at its 2439th Meeting, held on March 15, 2021, resolved to unanimously approve the UNITs Program prepared by the Executive Board, with support from external advisers, under the following assumptions, among others: i. the UNITs shall be

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comprised of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares; ii. the conversion of common shares into class “B” preferred shares and class “B” preferred shares into common shares shall be allowed, exclusively for the purposes of forming UNITs and provided that the preferred shares cannot exceed the legal limit of 2/3 of the total shares issued by the Company; iii. a minimum shareholder adhesion for the formation of 229,172,878 (two hundred and twenty-nine million, one hundred and seventy-two thousand, eight hundred and seventy-eight) UNITs, corresponding to approximately 60% (sixty percent) of the outstanding shares after the split (considering all shares issued by Copel and excluding the shares held by of the controlling shareholder); v. the period for requesting the conversion of shares, or the formation of UNITs, shall be from March 22, 2021 (including this date), until April 20, 2021 (including this date); v. in order to allow the maximization of the conversion of shares and formation of UNITs for non-controlling shareholders and, since the Company is a mixed capital company and, therefore, after the conversion of shares and formation of UNITs, the State needs to detain more than 51% of ON shares, pursuant to article 4 of Federal Law 13,303/2016 and article 4 of State Law 18,875/2016, the State of Paraná will be obliged to convert its shares after the effective conversion of the Company's non-controlling shareholders, therefore refraining from converting shares and forming UNITs during the period in which the other shareholders will do so; and vi. the procedures to be adopted will allow holders of depositary receipts backed by shares issued by the Company to participate in the conversion of shares and the formation of UNITs, subject to the applicable rules of the jurisdictions in which the depositary receipts are traded. Item 7. To resolve on the renewal of the Banco do Brasil Bank Credit Note - CCB issued by Copel (Holding). The proposed renewal is considered an opportunity for Copel (Holding) to maintain a cash position that will allow the Company to pay all its financial commitments for the year 2021 and have remaining cash available for its corporate demands. The Chief Financial and Investor Relations Officer, along with his team, presented a proposal for the 4th amendment to Bank Credit Note - CCB 306.401.381, issued by Copel (Holding) in favor of Banco do Brasil S.A., in the amount of R$640,005,166.79 (six hundred and forty million, five thousand, one hundred and sixty-six reais and seventy-nine cents), under the following conditions: a) establish the new maturity for March 25, 2023; b) approve the remuneration rate at 135.00% of the DI; and c) set the amortization of the principal amount in 2 (two) semiannual and successive installments, in the amount of R$320,002,583.39 (three hundred and twenty million, two thousand, five hundred and eighty-three reais and thirty-nine cents) each, the first due on September 25, 2022 and the second on March 25, 2023, with Copel (Holding) being obliged to settle, along with the final installment on March 25, 2023, all liabilities resulting from the credit note. As a result of the renegotiation, Banco do Brasil will charge a service commission rate of 0.42%, corresponding to R$2.68 million. After reviewing the available documents, which is under the custody of the Corporate Governance Department, clarifications were provided and, in line with the Company's capital structure and understanding this is the best option presented, in addition to the recommendations in favor issued by the Executive Board for Copel (Holding) at its 2437th Meeting, held on March 3, 2021, the Board of Directors resolved to unanimously approve the 4th amendment to Bank Credit Note 306.401.381, issued by Copel (Holding) in favor of Banco do Brasil, authorizing the members of the Company's Executive Board to carry out any and all acts and sign any and all documents required for the execution of the items resolved at this meeting. Item 8. To resolve on the Risk factors for the 20-F Form. Mr. Vicente Loiácono Neto, Governance, Risk and Compliance Officer, along with his team, presented a proposal related to the risk factors to be addressed in 20-F Form (2020/2021), to be filed with the SEC (US Securities and Exchange Commission), highlighting the key risks

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and attention points, among other specific updates on other risk factors. In addition, they also informed about the changes in the document’s presentation format, prescribed by the SEC, which will be mandatory from the following year, emphasizing that the Company’s current form does not yet include such adaptations, but the new version is expected to be filed in April 2021. The Board of Directors gained awareness, discussed, and presented recommendations related to the matter, which should be considered and sent to an external advisory that addresses such matters. Item 9. To resolve on the Company’s Investment Policy. Mr. Cassio Santana da Silva, Business Development Officer, and Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented a draft prepared by Copel's technical staff for the Company's Investment Policy - NPC 109, which is aligned with the Strategic Planning for 2020-2024 and best market practices, in order to guide the analysis and decision-making process regarding operational, strategic and innovation investments. The Members of the Investment and Innovation Committee were heard and reported that, at their first meeting held on March 16, 2021, they analyzed the proposed Investment Policy and recommended its approval. After analyzing and debating the matter, and after hearing the Investment and Innovation Committee, the Board of Directors resolved to unanimously approve the Investment Policy, under the terms of the documents provided, which are held under the custody of the Corporate Governance Department. Item 10. To resolve on the proposal to terminate the Consortium Agreement with the Paraná IP Consortium. Mr. Cassio Santana da Silva, Business Development Officer, presented the reasons for the Company's reassessment of the street lighting market, which will allow it to focus on opportunities that are more attractive and aligned with the Company's strategic objectives. In view of the above, the proposal to terminate the Consortium Agreement with the Paraná IP Consortium was unanimously approved by the Board of Directors. Item 11. To resolution on the extension of the Corporate Financial Guarantee Limit in Energy Contracts signed by Copel Comercialização S.A. - Related Parties. Mr. Franklin Kelly Miguel, General Director of Copel Comercialização S.A., after discussing the issue with the Statutory Audit Committee at its 231st Meeting, on March 9, 2021, presented a proposal to increase the limit of the Corporate Guarantee Letters in purchase contracts signed by Copel COM, in order the grant this type of guarantee in the other operations, without additional costs for Copel, respecting the governance procedures involving related parties and in accordance with the Related-Party Transaction and Conflict of Interest Policy. He stressed that the proposed values consider the energy amount to be sold from 2023 onwards, as stated in the Business Plan of Copel Comercialização S.A. He also clarified that the expected approval is due to the use of the guarantees already approved by the Board of Directors and the intension of conducting long-term agreements aimed at improve its financial results and maintaining the continuity of commercialization transactions at Copel. Following, the members of the Statutory Audit Committee were heard and noted that, at the meeting held on March 9, 2021, they recommended the approval of the matter, provided that the proposed limit for the Corporate Guarantee Letters in energy purchase agreements signed by Copel COM were reassessed by Copel COM. Therefore, in view of the review carried out and the proposal presented at this meeting, the Statutory Audit Committee maintains its favorable recommendation for the Corporate Guarantee Letters requested by the Subsidiary. After analyzing the matter and listening to the Statutory Audit Committee, the Board of Directors resolved to unanimously approve the limit for corporate financial letters to be used as guarantee in energy purchase agreements signed by Copel Comercialização SA, within the terms proposed by the Statutory Audit Committee, registered in the minutes of said committee and included in the documents submitted to the Company’s Board of Directors and held under the custody by the Corporate Governance Department. Item 12. To resolve

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on the revision of the goals set for the 2021 Budget and Performance Award (PPD). Mr. Daniel Pimentel Slaviero, Chief Executive Officer, after introducing the matter, gave the floor to Mr. André Luís de Castro David, Superintendent of the Strategic Planning Coordination, who presented a proposal to revise the indicators and targets associated with the 2021 Performance Award (PPD), aimed at maintaining the alignment between Copel (Holding) and its Subsidiaries in terms of indicators and targets, in addition to consistent business executions that are in compliance with the strategy defined by the Company's Executive Board, thus generating sustainable value. As proposed, it was recorded that, for PPD purposes, the following effects will not be considered in the calculation: a) for EBITDA: (i) the sale of equity holdings; and (ii) Profit Sharing (PLR) on the effects of the GSF Agreement (except for Copel Geração e Transmissão S.A. - Copel GeT); and b) for PMSO: (i) the voluntary employee termination program (PDI); (ii) Profit Sharing (PLR); (iii) Impairment; and (iv) the sale of equity holdings. After reviewing the available documents, which is under the custody of the Corporate Governance Department, discussing the matter and considering the favorable recommendation issued by the Executive Board at its 2439th Meeting, held on March 15, 2021, the Board of Directors resolved to unanimously approve the targets set for the 2021 PPD. Item 13. To resolve on the actions presented for the "Innovation" of the Business Development Department. Mr. Cassio Santana da Silva, Business Development Officer, presented the innovation actions for the Business Development Department aimed at prospecting new business opportunities, particularly in relation to Copel's Open Innovation Program. The members of the Board of Directors analyzed, discussed the information presented, which is available in the documents under the custody of the Corporate Governance Department, and made their specific recommendations. Item 14. To resolve on the assistance agreements for the maintenance of the PROSAÚDE II and PROSAÚDE III Health plans, managed by the Copel Foundation - Related Parties. Mrs. Ana Letícia Feller, Business Management Officer, along with Messrs. Marcos Domakoski and Otto Armin Doetzer, CEO and Security Officer, respectively, of Fundação Copel de Previdência e Assistência Social, provided details about the health plans managed by Fundação Copel de Previdência e Assistência Social “Prosaúde II” and “Prosaúde III”, and about the Assistance Agreements to be signed by Copel and Fundação Copel, pursuant to the requirements of Federal Law 9,656/98, which provides for private insurance plans, and Normative Resolution 137/06 of the National Health Agency. A financial study was also presented, with the competitiveness of the health plans managed by the Fundação Copel, the advantage of the proposed assistance agreements, as well as the commutability of the transaction. Following, the members of the Statutory Audit Committee were heard and noted that, at their 231st Meeting, held on March 9, 2021, they analyzed the matter in terms of transactions with related parties, and recommended the Assistance Agreements presented. After analyzing and discussing the documents, which are available and under the custody of the Corporate Governance Department, and considering the favorable recommendation issued by the Executive Board of Copel (Holding), at its 2437th Meeting held on August 8, 2020, as well as the favorable financial, legal, and regulatory opinions of the Statutory Audit Committee, under the terms established by NPC 0106 - Related-Party Transaction and Conflict of Interest Policy, the Board of Directors resolved to unanimously approve the signing of the Assistance Agreements to maintain the Health Plans managed by Fundação Copel. Item 15. To resolve on the presentation with updated information regarding cyberattack: the progress of the action plan and the status of Copel's systems. Mrs. Ana Letícia Feller, Business Management Officer, along with Mr. Marcos Henrique Marçal Camillo, Information Technology Superintendent, provided updated information regarding the cyberattack on Copel's systems that occured from January 30 to February 1, 2021, and the short and medium-term action plan. Following, a summary of the ongoing interactions between Copel

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and the team from Deloitte Touche Tohmatsu Limited was given, with the objective of providing information and subsidies regarding the integrity of the Company's financial data after the cyberattack. After analyzing and discussing the matter, the Board of Directors made its considerations and recommendations and requested that an updated status of the action plan be presented periodically. Item 16. To resolve on the presentation on the Carbon Neutrality Plan. Mr. Vicente Loiácono Neto, Governance, Risk and Compliance Officer, along with his team, provided information on the Carbon Neutrality Plan, reaffirming the Company's commitments to Environmental, Social and Corporate Governance (ESG) matters, in line with the commitments established in the Paris Agreement, in particular the ones that contribute to the reduction of Greenhouse Gas Emissions (GHG) to offset residual emissions by 2030, for the operational assets under Copel’s control (according to the concept established in the GHG Protocol methodology). He stressed that the Company’s Strategic Plan should incorporate the Carbon Neutrality Plan, giving priority to investments in renewable energy, and that the Carbon Neutrality Plan will be the basis for the renewal of Copel's commitments and goals in terms of climate change for the following years. He also informed that Copel is including Climate Risk in its Risk Management portfolio. After analyzing the matter and the documents provided, which are held under the custody of the Corporate Governance Department, the Board of Directors resolved to unanimously approve the Company's Carbon Neutrality Plan. Furthermore, the Board determined that the Carbon Neutrality Plan be included in the Company’s Strategic Plan, as one of the main themes, with the Climate Change Commission being responsible for coordinating the studies and developments proposed in the referred Plan, incorporating the climate risks and opportunities. Item 17. To resolve on a report provided by the Statutory Audit Committee. Mr. Marco Antônio Barbosa Cândido, Chairman of the Statutory Audit Committee, informed that, at a meeting held on March 9, 2021, said Committee discussed, in addition to the matters already mentioned in this Board of Directors’ meeting, the following issues, for which he provided detailed concerns and points of attention, all of which are recorded in the minutes and supporting materials of said Committee meeting: i. the Committee received information regarding the developments after the final judicial decision for Copel Distribuição S.A. regarding the exclusion of ICMS from the PIS/COFINS calculation base; ii. the Committee received an updated report and discussed issues related to internal controls; and iii. the Committee gained awareness of the Company's Risk Portfolio and discussed its action plans regarding strategic risks, for the first quarter of 2021, related to Company’s Strategic Plan. The Board of Directors received a report from the Statutory Audit Committee regarding various matters and discussed the topics and requested feedback from the Statutory Audit Committee on the attention points presented. Item 18. Statement from the Chief Executive Officer. Mr. Daniel Pimentel Slaviero, Chief Executive Officer of Copel (Holding) and member of this Board of Directors, presented information on various corporate matters of interest to the Board, which were discussed with its members. Finally, as item 19 of the Agenda of this meeting, the Board Members held an Executive Session of the Board of Directors, to discuss matters of interest to the Board of Directors. There being no further business to discuss, the meeting was concluded. -----------------------------------------

MARCEL MARTINS MALCZEWSKI	DANIEL PIMENTEL SLAVIERO
Chairman	Executive Secretary

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ADRIANA ANGELA ANTONIOLLI	CARLOS BIEDERMANN

GUSTAVO BONINI GUEDES	LEILA ABRAHAM LORIA

LUIZ CLAUDIO MAIA VIEIRA	MARCO ANTÔNIO BARBOSA CÂNDIDO

OLGA STANKEVICIUS COLPO	DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.